CERTIFICATE OF QUALIFIED PERSON

Todd Wakefield, M.AusIMM
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV. 89434
Tel (775) 331-2375
Fax: 775-331-4153
todd.wakefield@amec.com

I, Todd Wakefield, MAusIMM, am employed as US Consulting Manager with AMEC E&C Services Ltd.

This certificate applies to the Technical Report entitled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" (the Technical Report) dated 12 March 2010.

I graduated from the University of Redlands with a Bachelor of Science degree in Geology in 1986 and the Colorado School of Mines with a Masters of Science degree in Geology in 1989.

I have practiced my profession continuously since 1987 and have been involved in gold and copper operations in the United States, Venezuela, Indonesia, and Peru. I have been involved in exploration for gold, silver, copper, and lead-zinc deposits in the United States, Venezuela, Ecuador, Peru, Chile, Colombia, Argentina, Paraguay, Indonesia, the Philippines, Thailand, Laos, and Myanmar. I have been involved in evaluating the data quality for scoping, pre-feasibility, and feasibility level studies for gold, diamonds, nickel, silver, and copper from properties in Canada, United States, Peru, Chile, Australia, and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I have visited the Caspiche property on October 4, 2008.

I am responsible for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22, and 23 of the Technical Report.

I am independent of Exeter Resource Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the Caspiche project during the period October 2008 to April 2010, as Report manager, and have performed exploration data validation.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed"

Todd Wakefield, MAusIMM
Date: 7 April, 2010

CERTIFICATE OF QUALIFIED PERSON

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

I, Rodrigo Alves Marinho, CPG-AIPG, am employed as a Principal Geologist with AMEC International (Chile) S.A.

This certificate applies to the Technical Report entitled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" (the Technical Report) dated 12 March 2010.

I am a member of the American Institute of Professional Geologists (CPG-1071). I graduated from University of Sao Paulo State with a Bachelor of Engineering degree in Geology in 1993.

I have practiced my profession continuously since 1993. Since then I have been involved in various mineral exploration projects for precious and base metals and industrial minerals in Brazil, Canada, the United States, Chile, Peru, Colombia, Venezuela, Portugal, India, Australia, Burkina Faso and Senegal.

As a result of my experience and qualifications, I am a "Qualified Person" as that term is defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I have visited the Caspiche property on December 21 to 23, 2009.

I am responsible for Section 17, and the portions of the summary, conclusions, and recommendations sections that pertain to mineral resources of the Technical Report.

I am independent of Exeter Resource Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the Caspiche project during the period October 2008 to April 2010, and have prepared the mineral resource estimate.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed and sealed"

Rodrigo Alves Marinho, CPG-AIPG

Date: 7 April, 2010

CONSENT OF QUALIFIED PERSON

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

To: Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

Re: Exeter Resource Corporation Press Release entitled "Exeter Increases Caspiche Resource To: Indicated – 14.3 Million Ounces Gold + 3.5 Billion Pounds Copper, Inferred – 10.0 Million Ounces Gold + 2.9 Billion Pounds Copper".

I, Rodrigo Alves Marinho, CPG-AIPG consent to the public filing of Section 17, and the portions of the summary, conclusions, and recommendations sections that pertain to mineral resources, of the technical report titled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" the ("Technical Report").

I consent to extracts from, or a summary of, the Technical Report in the press release by Exeter Resource Corporation entitled "Exeter Increases Caspiche Resource To: Indicated – 14.3 Million Ounces Gold + 3.5 Billion Pounds Copper, Inferred – 10.0 Million Ounces Gold + 2.9 Billion Pounds Copper" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

"Signed and sealed"

Rodrigo Alves Marinho, CPG-AIPG
7 April, 2010